Iwona Kozak Stream Communications +48-22-842-7666	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELEASE

Stream Communications Reports Full Year 2007 Results

WARSAW, Poland, August 22, 2008 – Stream Communications Network & Media Inc. (OTC PINK SHEETS: SCNWF & FSE: TPJ) (“Stream”), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced audited results for the year ended December 31, 2007.1

Financial and Operational Highlights
In Canadian dollars

Financial Highlights	2007	2006
	$	$
Revenue	7,376,978	6,472,905
Loss from Operations*	(3,418,085)	(3,117,236)

Operational Highlights
in revenue generating units - RGUs
Cable Television RGUs	60,700	58,673
Internet RGUs	7,684	5,716

* The 2006 Loss from Operations total differs from the amount reported in the 2006 full year results because Foreign exchange was reclassified to financial from operating items.

Stream’s president, Mr. Jan S. Rynkiewicz, commented, “In 2007, in addition to continuing to integrate previously made acquisitions and continuing to improve the quality and service offering of the Stream Poland network, critical steps were taken to improve Stream Poland’s ability to finance its future acquisition strategy and assure the longer-term viability of its business plan via the agreement with the central European private equity investor, Penta Investments. On closing of the agreement in early 2008, the Penta funding allowed Stream Poland to be recapitalized to provide operational liquidity and enabled Stream Communications to finance a new venture, via its subsidiary, Stream Investments.

“With the Penta agreement in place, Stream and Stream Poland have entered a new phase in their development. For Stream Poland, the foundation now exists to be able to grow more rapidly through acquisition, expanding its customer base and eventually achieving profitability. With each new household served on its network, we can reduce the cost per customer while we work to increase the number of revenue generating services that we provide to those customers. Stream Poland is continuing to improve its service offering, and has begun to implement a full rollout of telephony service in the second half of 2008.

“Finally, through the new venture Stream Investments, Stream Communications will be developing greenfield projects in the cable sector in Poland in areas outside of those served by Stream Poland, investing in enterprises that are at an earlier stage of development.”

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with Canadian generally accepted accounting principles, and expressed in Canadian dollars.

2007 FULL YEAR CONSOLIDATED RESULTS

Revenues
Revenues for 2007 rose 14.0% to $7,376,978 from $6,472,905 in 2006, after adjusting for foreign exchange from Polish Zloty to Canadian dollars. The company increased its customer rates for services because programming and lease costs also increased during the period.

Table 2: Overall Expenses

	2007	2006
	$	$

Revenues	7,376,978	6,472,905

Operating expenses
Programming and system lease	2,723,157	2,408,716
Payroll and related	2,685,838	2,363,858
Amortization	2,159,233	2,388,716
Management and professional fees
(Note 21)	1,694,504	777,036
Office expenses	532,852	328,242
Travel and entertainment	432,040	292,364
Occupancy costs	289,217	276,486
Advertising and marketing	181,327	178,525
Investor relations	93,842	118,076
Loss on disposal of assets	3,053	16,013
Stock-based compensation (Note 13)	-	232,586
Restructuring expenses (Note 16)	-	209,523
	10,795,063	9,590,141

Expenses
Overall expenses for the period increased 15% year over year, to $10,795,063, although the level of expenses as a percentage of revenue in 2007, 146%, remained stable when compared to 148% for the year-ago period.

A 13% rise in programming and system expense is related to the cost of programming provided to customers, due to the rollout of internet services and the purchase of additional bandwidth to accommodate new Internet service direct sales efforts. Subscriber service upgrades to premium programming packages also increased the cost of programming.

Payroll and related fees increased 14% from $2,363,858 to $2,685,838 due to one-time severance payments made in connection with the investment in Stream Poland made by Penta which closed in early 2008.

The 118% increase in management and professional fees and the 48% increase in travel and entertainment expense were also primarily attributable to the advisory services engaged and actions taken to assist in brokering the Penta agreement.

Stream Communications Network & Media Inc., Page 2 of 8

Results from Operations and adjusted EBITDA

Loss from operations (before amortization and other items) for 2007 was $3,418,085 compared to a loss of $3,117,236 for 2006. Loss before income taxes for 2007 improved to negative $3,229,669, from a loss of $4,044,794 in 2006, or an overall improvement of $815,125.

Adjusted EBITDA, defined as operating loss/earnings before amortization and write-down of capital assets, plus other income (expenses), was negative $1,255,799 versus negative $502,984 in 2006. The difference is primarily attributable to transactions with advisors engaged by the company to assist in the completion of the Penta investment which closed subsequent to the end of the year.

Table 3: Adjusted EBITDA

	2007	2006
	$	$
Revenue	7,376,978	6,472,905
Loss from Operations	(3,418,085)	(3,117,236)
Add: Amortization	2,159,233	2,388,716
Add: Restructuring	-	209,523
Add: Loss (gain) on disposal of assets	3,053	16,013
Adjusted EBITDA	(1,255,799)	(502,984)

* Adjusted EBITDA is a non-GAAP measure. The 2006 calculation of Adjusted EBITDA differed because it included the change in Loss from Operations noted on page 1, and a Loss (gain) on foreign exchange that has been reclassified to Financial Expenses/Income.

Net Loss
During the period the company recorded a net loss of $3,107,320. This was a $1,378,573 improvement from the $4,485,893 net loss in 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, the company had a working capital deficit of $9,586,908, compared to a working capital deficit of $1,787,498 at December 31, 2006. The increase in the deficit of $7,799,410 in 2007 is linked directly to the Penta investment, which caused existing long-term debt of $6,166,566 to become payable upon completion of the transaction. Subsequent to the end of 2007, the debt was repaid.

To finance operations and investments in property, plant and equipment, in the course of the first nine months of 2007 the company made several private placements, raising a total of $1,191,028 through the issuance of 10,200,000 shares and an equivalent amount of warrants, each worth one half share, for a total of 5,100,000 additional shares.

Stream Communications Network & Media Inc., Page 3 of 8

KEY DEVELOPMENTS

In 2007 Stream Communications secured a preliminary investment agreement with Penta Investments which closed in February 2008 in which Penta purchased 51% of the equity of Stream Poland. The acquisition is expected to provide the company with the required financial backing to acquire other cable operators in Poland.

In the interim, the Company executed a bond offering in November 2007 to manage cash flow until the investment agreement with Penta was completed. The Company received the first tranche of PLN 9 million, which was repaid within two months of issue at a cost of $157,120.

In the course of 2007, Stream Poland noted some growth in its subscriber base in the existing networks and launched new Internet services. Its cable customers increased by 3% to 60,700, while Internet customers increased by 34% to 7,684.

Regarding the state of the cable industry in Poland in 2007, some maturing of the industry was noted, including more competition in Stream’s three core services of cable TV, Internet and telephony. However, Stream Communications believes that internet and telephony services continue to be markets with room to grow, despite the fact that competition from telecom and other players in Internet and telephony services is expected to lead to lower rates in this market segment. If this development continues, it could also lead to higher expectations for subscribers for quality and service offerings, including HDTV and Voice on Demand, which will require significant future investment in infrastructure.

SUBSEQUENT EVENTS

In February 2008 the Penta Investments acquisition of 51% in Stream Poland closed, and the proceeds of the sale of Stream Poland shares enabled Stream Canada and Stream Poland to repay all external debt.

The Penta funding allowed Stream Poland to be recapitalized to provide operational liquidity, and enabled Stream Communications to finance a new venture, Stream Investments.

To date in 2008 Stream Poland has announced its intention to acquire one as yet unnamed northern Polish cable operator, currently expected to close in January 2009, on which due diligence is ongoing. The company also recently announced the closing of the acquisition of Southern Polish cable operator, Broker-Service sp z o.o. Assuming that these two acquisitions take place as expected, Stream Poland would acquire approximately 40,000 new subscribers, increasing its total subscriber base by 66%.

Stream Poland is also scheduling a launch of telephony on a commercial scale in the second half of 2008 which will complete its “triple play” (television, internet and telephony) service offering to all of its customers. The company continues to expect that offering triple play will enable it to increase revenue generating units (RGUs) while only marginally increasing costs, as the same infrastructure is used to provide all three services.

In May 2008 Stream Communications subsidiary, Stream Investments, entered into an agreement to purchase a new broadband network in Suwalki, northern Poland, and the acquisition is expected to close by May 2009.

The company will be reporting its results for the first and second quarters of 2008 ended March 31, 2008 and June 30, 2008 shortly. Further operational updates will be made at that time.

Stream Communications Network & Media Inc., Page 4 of 8

About Stream Communications
Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is developing greenfield projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

- Financial Tables to Follow –

Stream Communications Network & Media Inc., Page 5 of 8

Stream Communications Network & Media Inc.
Consolidated balance sheet
as at December 31,
(Expressed in Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	682,859	764,544
Short-term investments	29,048	27,921
Accounts receivable, net (Note 5)	256,146	271,282
GST and VAT receivables	311,998	125,946
Prepaid expenses and other assets (Note 6)	195,948	125,702
Future income tax assets (Note 14)	286,586	24,837
	1,762,585	1,340,232

Property, plant and equipment, net (Note 7)	12,894,445	11,741,717
Cable TV subscriber base (Note 8)	379,801	1,281,108
Other intangible assets (Note 9)	-	78,992
Non-current advances (Note 10)	180,332	180,058
Deposit on acquisition (Note 22)	1,402,580	-
	16,619,743	14,622,107

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,066,512	2,607,720
Deferred revenue	3,629	2,792
Bank, leasing and other financing (Note 11)	6,549,352	517,218
	11,619,493	3,127,730

Bank, leasing and other financing (Note 11)	583,435	5,239,352
	12,202,928	8,367,082

Non-controlling interest (Note 12)	923,525	985,922

Shareholders' equity
Common shares (Note 13 (b))
Authorized
150,000,000 common shares of no par value
Issued and fully paid	44,515,479	43,941,186
Contributed surplus	5,549,744	3,110,060
Warrants (Note 13 (c))	2,002,699	3,825,648
Accumulated other comprehensive income	1,419,667	1,279,188
Accumulated deficit	(49,994,299)	(46,886,979)
	3,493,290	5,269,103
	16,619,743	14,622,107

All notes referred to correspond to the filing of the Stream Communications 2007 Financial Statements filed with SEDAR and the SEC.

Stream Communications Network & Media Inc., Page 6 of 8

Stream Communications Network & Media Inc.
Consolidated statement of operations and deficit
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006
	$	$

Revenues	7,376,978	6,472,905

Operating expenses
Programming and system lease	2,723,157	2,408,716
Payroll and related	2,685,838	2,363,858
Amortization	2,159,233	2,388,716
Management and professional fees
(Note 21)	1,694,504	777,036
Office expenses	532,852	328,242
Travel and entertainment	432,040	292,364
Occupancy costs	289,217	276,486
Advertising and marketing	181,327	178,525
Investor relations	93,842	118,076
Loss on disposal of assets	3,053	16,013
Stock-based compensation (Note 13)	-	232,586
Restructuring expenses (Note 16)	-	209,523
	10,795,063	9,590,141

Loss from operations	(3,418,085)	(3,117,236)
Other income (expense)
Standby guarantee (Note 15)	-	(798,289)
Recovery of IPO expenses	-	-
Financing (expense) income	(231,743)	196
Interest expense	(443,721)	(297,852)
Other income	26,727	74,805
Foreign exchange gain (loss)	837,153	93,582

Loss before income taxes	(3,229,669)	(4,044,794)
Income tax (recovery) expense
(Note 14)	(162,809)	398,398

Loss before non-controlling interest	(3,066,860)	(4,443,192)
Non-controlling interest (Note 12)	40,460	42,701

Net loss for the year	(3,107,320)	(4,485,893)
Deficit, beginning of year	(46,886,979)	(42,401,086)
Deficit, end of year	(49,994,299)	(46,886,979)

Basic and diluted loss per common share
(Note 17)	(0.04)	(0.08)

Basic and diluted weighted average
number of common shares
(Note 17)	79,808,820	59,629,483

Stream Communications Network & Media Inc., Page 7 of 8

Stream Communications Network & Media Inc.
Consolidated statement of cash flows
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006
	$	$

Operating activities
Net loss for the year	(3,107,320)	(4,485,893)
Items not involving cash
Amortization	2,159,233	2,388,716
Loss on disposal of property, plant
and equipment	3,053	16,013
Unrealized foreign exchange (gain) loss	(775,333)	(11,916)
Stock-based compensation	-	232,586
Restructuring expenses	-	76,378
Issuance of shares for services	-	681,738
Non-controlling interest	40,460	42,701
Issuance of shares for standby guarantee fee	-	798,289
Change in non-cash working capital
Accounts receivable	(170,315)	54,968
Prepaid expenses and other assets	(197,454)	(158,164)
Accounts payable and accrued liabilities	1,280,830	(617,434)
Future income taxes	(261,711)	(37,823)
Deferred revenue	833	(14,515)
	(1,027,724)	(1,034,356)

Investing activities
Purchase of property, plant and equipment	(2,202,639)	(1,499,949)
Sale of property, plant and equipment	109,629	32,193
Purchase of short-term investments	-	(27,921)
Acquisition of subsidiaries, net of cash acquired
(Note 12)	(319,145)	-
	(2,412,155)	(1,495,677)

Financing activities
Issuance of shares and warrants for cash	1,191,028	2,349,791
Subscriptions received for private placement	-	-
Proceeds from loans and leasing contracts	6,885,410	855,213
Repayments of loans and leasing contracts	(4,823,484)	(378,715)
	3,252,954	2,826,289

Foreign exchange effect on cash and cash equivalents	105,240	28,351

(Decrease) increase in cash and cash equivalents	(81,685)	324,607
Cash and cash equivalents, beginning of year	764,544	439,937
Cash and cash equivalents, end of year	682,859	764,544

Accrued deposit on acquisition (Note 22)	1,402,580	-

Supplemental cash flow information
Interest received	13,622	10,195
Interest paid	(223,260)	(405,688)
Income taxes paid	(100,541)	(55,564)

Stream Communications Network & Media Inc., Page 8 of 8